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Michael Kaplan

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4111 tel 212 450 5111 fax michael.kaplan@davispolk.com

April 29, 2013

Re:	Warner Chilcott Public Limited Company Form 10-K for the Fiscal Year Ended December 31, 2012 Filed February 22, 2013 File No. 000-53772

Jim B. Rosenberg, Senior Assistant Chief Accountant
Joel Parker, Accounting Branch Chief
Tabatha Akins, Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Mr. Rosenberg:

           Warner Chilcott plc (the “Company”) has received the Staff’s comments contained in a letter to the Company dated April 23, 2013.  As discussed with Tabatha Akins today, the Company hereby requests an extension up to May 21, 2013 for it to respond to the Staff’s comments.

Please note that all fax correspondence should be sent to me at fax number (212) 701-5111. If you have any questions or comments about the Company’s responses, please do not hesitate to contact me at (212) 450-4111.

Sincerely, /s/ Michael Kaplan Michael Kaplan

Cc:	Paul Herendeen
Ryan Sullivan

VIA EDGAR